UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 6

Under the Securities Exchange Act of 1934

Langer, Inc.
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Name of Issuer)

Common Stock, $0.02 par value
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Title of Class of Securities)

515707107
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(CUSIP Number)

Langer Partners, LLC
Kanders & Company, Inc.
Warren B. Kanders
One Landmark Square
Stamford, CT 06701
(203) 552-9600
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2006
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

SCHEDULE 13D

CUSIP No. 515707107	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Langer Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) : (b)࿇
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,506,856
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,506,856
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,506,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON* OO

*Warren B. Kanders is the sole voting member and sole manager of Langer Partners, LLC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 515707107	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kanders & Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) : (b)࿇
3	SEC USE ONLY
4	SOURCE OF FUNDS* n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 475,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 475,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON* CO

*Warren B. Kanders is the sole shareholder of Kanders & Company, Inc.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 515707107	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warren B. Kanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) : (b)࿇
3	SEC USE ONLY
4	SOURCE OF FUNDS* n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 936,053
	8	SHARED VOTING POWER 2,917,909
	9	SOLE DISPOSITIVE POWER 936,053
	10	SHARED DISPOSITIVE POWER 2,917,909
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,917,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

The Schedule 13D filed February 23, 2001 (the "Schedule 13D") by Langer Partners, LLC, Kanders & Company, Inc., and Warren B. Kanders with respect to shares of common stock, par value $.02 per share, of Langer, Inc., a Delaware corporation, as amended by Amendments Nos. 1, 2. 3, 4, and 5 to the Schedule 13D, is hereby further amended by this Amendment No. 6 to the Schedule 13D.

Information contained in this Amendment is as of the date hereof, unless otherwise expressly provided herein.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares acquired as reported in Section 5(c) of this Amendment were acquired with working capital of the particular Reporting Persons identified in Section 5(c) of this Amendment.

Item 5.	Interest in Securities of the Issuer.

(a)	Beneficial Ownership.

Kanders & Co. beneficially owns (i) options (the “Kanders & Co. Options”) to purchase an aggregate of 100,000 shares of Common Stock, (ii) 100,000 shares which were issued to Kanders & Co. as a restricted stock award (the "RSA Shares"), and the 275,000 shares (the "Kanders & Co. Outstanding Shares") acquired as reported in Item 5(c) below. The aggregate of shares beneficially owned by Kanders & Co. Options constitute 4.3% of the Issuer’s outstanding shares of Common Stock. Kanders & Co. disclaims beneficial ownership of shares beneficially owned by Langer LLC or Warren B. Kanders. There are restrictions on the transferability of the 100,000 shares under the Kanders & Co. Options and the RSA Shares. See paragraph (c) below.

Langer LLC beneficially owns (i) 1,491,856 shares of Common Stock which are presently issued and outstanding (the "LLC Outstanding Shares"), (ii) warrants issued September 30, 2004 (the "Warrants") to purchase 15,000 shares (the "Warrant Shares") of Common Stock. The foregoing shares collectively constitute 13.6% of the Issuer’s outstanding shares of Common Stock. Langer LLC disclaims beneficial ownership of shares beneficially owned by Kanders & Co. or Warren B. Kanders. The Issuer's 4% convertible subordinated notes due August 31, 2006, including the $2,500,000 thereof owned by Langer LLC, were paid in full on the aforesaid due date, and so Langer LLC is no longer the owner of the 416,666 shares (the "Conversion Shares") that were acquirable by conversion of that note.

Warren B. Kanders (i) directly owns options to purchase 515,000 shares (the "WBKanders Option Shares"), and (ii) as trustee for a member of his family, owns $2,000,000 of the Issuer's 5% convertible subordinated notes due December 7, 2011 (the "5% Notes"), which are convertible into 421,053 shares (the "5% Note Conversion Shares") of Common Stock. The WBKanders Option Shares and the 5% Note Conversion Shares constitute 8.4% of the Issuer's outstanding Common Stock.

Warren B. Kanders, the sole shareholder and sole director of Kanders & Co., and the sole voting member and manager of Langer LLC, may be considered the beneficial owner of (i) the Kanders & Co. Options, as to which Mr. Kanders disclaims beneficial ownership, (ii) the LLC Outstanding Shares, as to which Mr. Kanders disclaims beneficial ownership, (iii) the 5% Note Conversion Shares and Warrant Shares, as to which Mr. Kanders disclaims beneficial ownership, and (iv) the Kanders & Co. Outstanding Shares, as to which Mr. Kanders disclaims beneficial ownership. All such securities, together with the WBKanders Option Shares acquirable by Mr. Kanders, would constitute 26.3% of the Issuer’s outstanding shares of Common Stock, assuming the exercise or conversion of the aforesaid options, warrants and 5% Notes.

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Each of the above percentage calculations is based upon an aggregate of 10,062,373 shares of Common Stock outstanding at March 15, 2006 (as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2005), plus the 1,051,053 shares acquirable by the Reporting Persons under the options, warrants and 5% Notes owned by the Reporting Persons.

(b)	Voting and dispositive power.

(i)
Kanders & Co. may be deemed to share the power to vote and dispose of (A) the Kanders & Co. Option Shares (which cannot be voted until they are issued and outstanding), (B) the RSA Shares, and (C) the Kanders & Co. Outstanding Shares, with Warren B. Kanders, its sole shareholder.

(ii)
Langer LLC may be deemed to share the power to vote and dispose of (A) the 1,491,856 Outstanding Shares, and (B) the 15,000 Warrant Shares (which cannot be voted until they are issued and outstanding) with Warren B. Kanders, its sole voting member and sole manager.

(iii)	Warren B. Kanders:

(A)	has sole power to vote and dispose of the WBKanders Option Shares and the 5% Note Conversion Shares (which cannot be voted until they are issued and outstanding), and

(B)
as the sole shareholder and sole director of Kanders & Co., and as the sole voting member and sole manager of Langer LLC, may be deemed to share the power to vote and dispose of (I) the LLC Outstanding Shares, (II) the Kanders & Co. Outstanding Shares, (III) the RSA Shares and, (IV) when issued upon exercise of the aforesaid options and warrants, (1) the Kanders & Co. Option Shares, and (2) the Warrant Shares.

The transferability of the Kanders & Co. Option Shares, the WBKanders Option Shares and the RSA Shares is subject to restrictions between the Issuer and Kanders & Co. or Mr. Kanders, as applicable. See Item 5, paragraph (c), as set forth in Amendment No. 4 of this Schedule 13D.

(c)	Transactions within the last 60 days.

On December 8, 2006, Warren B. Kanders, as a trustee of a trust for the benefit of a member of his family, purchased $2,000,000 of the 5% Notes, which are presently convertible by their terms into 421,053 shares of the Common Stock.
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Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Date: December ___, 2006

Langer Partners, LLC By: /s/Warren B. Kanders Warren B. Kanders, Sole Voting Member and Manager
Kanders & Company, Inc. By: /s/Warren B. Kanders Warren B. Kanders, President
/s/Warren B. Kanders Warren B. Kanders

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